VICOM, INC.

ANNUAL REPORT


1997

**NOTICE OF ANNUAL MEETING**

The Annual Meeting of Shareholders will be held at VICOM, Incorporated headquarters, 9449 Science Center Drive, New Hope, Minnesota 55428,
10:00 a.m. central time on Wednesday, June 24, 1998. Formal notice and proxy forms are enclosed with this report to shareholders of record as of May
 15, 1998.  We look forward to your attendance.

CONTENTS			                         						PAGE

Report of Management							              	1

Financial Data			 					    	              2

Corporate Profile						    	              3

Management's Discussion and Analysis						3-6

Financial Statements Table of Contents				7

Report of Independent Auditor's							    8

Financial Statements								              9-12

Notes to Financial Statements							      13-24



REPORT OF MANAGEMENT:
April 28, 1998

To Our Shareholders:
The management of Vicom, Incorporated is primarily responsible for the information and representations contained in this annual report. The financial statements and related notes were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in this annual report is consistent with that in the financial statements.

The year 1997 was a year of changes and improvements for Vicom as we continued to make efforts to properly position ourselves in a dynamic high tech industry.

Vicom financial results for 1997 reflect in part, these changes and improvements. The company made several large PBX sales in 1997 which is indicative of its future focus.

On the product front, the Company continues to benefit from a strong product line including Cisco, Tadiran, NEC, Hitachi, Active Voice, and ABS TALKX.
In addition to our products, the Company, in 1997, continued to refine its voice processing, voice mail, line analysis, and networking services.

We look forward to an exciting 1998, as we strive in earnest to capitalize on the changes and investments made in 1997.

Sincerely,

Steven Bell
President



FINANCIAL HIGHLIGHTS
Statement of Income (Loss) Data:	FOR THE YEAR ENDED DECEMBER 31, 1997
                				1997		     1996		     1995		     1994		     1993
Revenues  		       	$6,639,026	$5,514,532	$6,378,838	$4,965,848	$3,998,170
Cost of Goods Sold		$4,095,990	$3,929,573	$4,750,024	$3,440,258	$3,016,057
Gross Profit			     $2,543,036	$1,584,959	$1,628,814	$1,525,590	$982,113
Operating Expenses		$2,317,388	$2,617,620	$1,515,090	$1,521,059	$1,453,128
Other Expense
 (Income)  	        $141,471   $108,130   ($374,686) $114,040   ($9,511)
Income (Loss) Before
 Income Taxes and
 Extraordinary Items$84,177  	 ($1,140,791)$488,410  ($109,509)  ($461,504)
Income Taxes
 (Benefit)   	      $28,000     	-------  	$352,000  ($34,400)   ($128,800)
Income (Loss) Before
  Extraordinary
  Items		           $56,177    ($1,140,791)$136,410 	($75,109)   ($332,704)
Extraordinary Items	-------- 	----------  	----------	$497,000 	 ---------
Net Income (Loss)		 $56,177   	($1,140,791)$136,410	  $421,891	  ($332,704)
Earnings (Loss) Per
  Common Share:

Income (Loss) Before
  Extraordinary items		$.03		       ($.55)		   $.06		   ($.03)		     ($.16)
Extraordinary Items		------   	     ------	    ---	      $.23		   ---------
Net Income (Loss)		    $.03		       ($.55)    	$.06		    $.20		      ($.16)
Weighted Average
  Number of Common
  Shares Outstanding2,098,944 	2,084,279	 2,107,020	 2,140,531	  2,109,615

Balance Sheet Data:
Cash and Cash
  Equivalents			  $---------	  $---------	$---------	  $61,425		   $6,883
Total Assets			   $4,418,239	  $3,994,584	$4,596,536	$4,500,939	$3,522,359
Total Liabilities	$3,444,447	  $3,101,969	$2,560,043	$2,580,243	$2,023,553
Stockholders'
 Equity		           $973,792	    $892,615	$2,036,493	$1,920,696	$1,498,806

CORPORATE PROFILE
Vicom, Incorporated (the "Company") is a business telecommunications company which sells, installs, and services private telephone and interconnect systems, voice mail systems, and other related communication systems, for commercial, professional, and institutional users located in Minnesota, Nebraska, and Ohio. The telephone interconnect systems include both key and private branch exchange (PBX) systems. The Company has programs to allow end users to either rent, lease-purchase or outright purchase the systems.

The Company was organized in 1975 under the laws of the State of Minnesota. The Company's offices are located at 9449 Science Center Drive, New Hope, Minnesota 55428. Its telephone number is (612) 504-3000.

The Company currently provides telephone equipment and service to more than 2,000 customers, with approximately 20,000 lines (furnished to users by U.S. West and other line providers) and approximately 40,000 telephones in service.

Telecommunication systems distributed by the Company are intended to provide users with flexible, cost-effective alternatives to systems available from major telephone companies such as those formerly comprising the Bell System and from other interconnect telephone companies. The systems include equipment and components manufactured or supplied by other companies. Service of systems provides a significant portion of the Company's revenues. The Company has separate divisions which offer data networking, voice mail, and line analysis services, and a wholly owned subsidiary , Vicom Midwest Telecommunication Systems, Inc., which sells, installs, and services telecommunication equipment in Nebraska and Ohio.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Management believes that the following commentary and table appropriately discuss and analyze the comparative results of operations and the financial condition of the Company for the periods covered.



Liquidity and Capital Resources

Cash and cash equivalents were $0 at December 31, 1997, and December 31, 1996. The Company, on an ongoing basis, generates cash via collection of accounts receivable and collection of notes receivable to meet its cash requirements.

The Company's net investment in sales-type leases is $1,401 at December 31, 1997, compared to $7,225 at December 31, 1996 . The small amount in the investment reflects the Company's continued efforts to shift its business more towards cash sales.

Accounts receivable, prior to the allowance for doubtful accounts, have increased during the year due to an overall increase in revenues, while inventories increased due to the same reason.

The equipment and leasehold improvements (net) reflect the Company's policy of depreciating equipment principally by the straight-line method over the estimated useful lives of the related asset.

The Company's other assets represent prepaid expenses (including advertising, rent and insurance), a note receivable generated from the sale of assets in Iowa, notes receivable generated from the sale of inventory, and life insurance surrender value.

The increase in accounts payable to $1,309,669 at December 31, 1997, from $902,115 at December 31, 1996 reflects the Company's results from operations.

Total accrued liabilities at December 31, 1997 were $112,858 compared with $191,031 at December 31, 1996. These accrued liabilities include, salaries and commissions, customer deposits, accrued interest, insurance, vacation, and miscellaneous accruals.

Deferred service revenue represents the unearned portion of service contracts, which generally run for one year. The decrease in the deferred service revenue reflects an decrease in the service contract income portion of service and rental revenues for 1997.

Notes payable and installment obligations payable at December 31, 1997 were $1,429,848 compared to $1,449,848 at December 31, 1996. The short-term portion of these balances represented $755,412 and $1,125,248 respectively.
The Company's capital lease obligations and installment obligations represent obligations payable to individuals and several lending institutions which bear interest at rates which are primarily from 10-12%. The decreases in capital lease obligations and installment obligations reflect the Company's decreased use of this type of financing.

Stockholder's equity at year end 1997 is $973,792 compared to $892,615 at year end 1996. The increase in equity in 1997 was due to net income of $84,177 and an issuance of $25,000 in common stock.


Results of Operations

Revenues for 1997 were $6,639,026, an increase of 20.4% from the $5,514,532 in 1996. Revenues in 1995 equalled $6,378,838. Equipment sales in 1997 increased to $4,035,570 (60.8% of Revenues) from $3,085,165 (55.9% of
Revenues) in 1996 and $4,372,428 (68.5% of Revenues) in 1995. Service and Rental Revenue was $2,445,705 in 1997 compared to $2,234,505 in 1996 and $2,006,410 in 1995. The cash sales portion of equipment sales in 1997, 1996, and 1995 as a percentage, were 100%, 99.8% and 99.5%
respectively. This reflects a continuing trend towards replacing sales type lease business with more cash sales as opposed to carrying the leased paper in-house. Included in the Equipment sales are Voice Mail sales of $494,329 in 1997, $522,344 in 1996, and $584,703 in 1995.

The cost of goods sold as a percentage of sales in 1997, 1996, and 1995 were 61.7%, 71.3% and 74.5% respectively.

The operating expenses for 1997, 1996, and 1995 were $2,317,388, $2,617,620, and $1,515,090 respectively. For the year 1997, the company made certain adjustments to the allowance for doubtful accounts and bad debt expense.
The effect of the adjustments amount to a decrease of $75,000. In addition, the company also made an adjustment to decrease its reserve for inventory obsolescence by $10,000. For the year 1996, the Company increased its allowance for doubtful accounts by $75,000 which had the effect of increasing the operating expenses to $2,617,620. For 1995, the Company decreased its allowance for doubtful accounts by $530 which decreased the operating expenses to $1,515,090. The Company will continue to review its operating expenses to reduce them in proportion to the revenue the Company is generating.

In 1997, operating income was $225,647, an increase from the $1,032,661 loss in 1996, and $113,724 profit in 1995.

Other income and expense represents primarily life insurance proceeds, finance income, amortization of unearned income on the net investment in sales-type leases, and long-term interest expense on the installment obligations. Short-term interest expense and service charge income are examples of the items that are also included in other income and expense.

In 1995 the Company reduced its deferred tax assets by $348,000 primarily because of a reevaluation of the valuation allowance against deferred tax assets. In 1994 the company recognized deferred income tax benefits of $34,400 against the losses on continuing operations. Net deferred income tax assets represent managements best expectations as to the net future benefit of net operating loss and tax credit carryforwards.

The following event affected net income for 1995. In October of 1995, Mr. Douglas Sause, a Director of the Company passed away. The Company realized a gain of $519,931 net of related taxes, from the proceeds of the life insurance policy for Mr. Sause.

In 1997, there was net income of $56,177 as compared to a net loss of $1,140,791 in 1996 and net income $136,410 in 1995.

The Company will continue to strive for profitability through operations in future periods focusing on those products and markets which have the best growth and margin potential and will continue to strive for material increases in service revenue.

The following table sets forth, for the last 5 years, the percentages that certain financial data bear to sales.






Selected Financial Data
PERCENT OF SALES-YEAR ENDED DECEMBER 31,
	                    			1997		 1996		  1995		  1994		  1993
Revenues		 	           100.0%		100.0%		100.0%		100.0% 	100.0%
Cost of Goods Sold		    61.7%	 	71.3%	 	74.5%	 	69.3%		 75.4%
Gross Profit			         38.3%	 	28.7%	 	25.5%	 	30.7%		 24.6%
Operating Expenses		    34.9%  	47.5%	 	23.8%	 	30.6%		 36.3%
Other Expense
(Income)		  	            2.1%		  2.0% 		(5.9%) 		2.3%   	(.2%)
Income (Loss) Before
Income Taxes and
Extraordinary Items		    1.3% 	(20.7%)		 7.7%  	(2.2%)	(11.5%)
Income Taxes
(Benefit)	 	  	           .4%   		--		   5.5% 	 	(.7%) 	(3.2%)
Income (Loss) Before
Extraordinary Items		    1.3% 	(20.7%) 	 2.1%  	(1.5%)		(8.3%)
Extraordinary Items		 -------		-------		-------	10.0% 	-------
Net Income (Loss)		      1.3%		(20.7%)	 	2.1%		  8.5% 		(8.3%)



FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
	C O N T E N T S

							Page
INDEPENDENT AUDITOR'S REPORT						                        1
FINANCIAL STATEMENTS

	Consolidated balance sheets				                         	2
	Consolidated statements of operations 				               3
	Consolidated statements of stockholders' equity			       4
	Consolidated statements of cash flows			                	5
	Notes to consolidated financial statements 			           6-15
INDEPENDENT AUDITOR'S REPORT - SUPPLEMENTARY INFORMATION		16
	Valuation and qualifying accounts				                    17



INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Vicom, Incorporated and Subsidiary
New Hope, Minnesota

We have audited the accompanying consolidated balance sheets of VICOM, INCORPORATED AND SUBSIDIARY as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997.

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VICOM, INCORPORATED AND SUBSIDIARY as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

LURIE, BESIKOF, LAPIDUS & CO., LLP
March 24, 1998

VICOM, INCORPORATED AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996
				ASSETS 	 		 			                                    1997    	 1996
CURRENT ASSETS
Accounts receivable, net of allowance of
 $40,000 and $115,000  			                      $1,407,715	  $999,614
Inventories, net of allowance of $250,000
 and $260,000   			                              1,590,571  1,442,623
Other   									                                  148,293   	119,547
TOTAL CURRENT ASSETS   	  							                3,146,579	 2,561,784

PROPERTY AND EQUIPMENT  							                    738,431 	  891,329

NONCURRENT ASSETS
Deferred income taxes 								                     299,200 	  327,200
Other 			  							                                 234,029   	214,271
                                       						  				533,229   	541,471
									                                      	$4,418,239 $3,994,584

				LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Checks issued in excess of deposits   	 					     $108,104	  $104,464
Notes and installment obligations payable
 - current maturities   		                         755,412 	1,125,248
Accounts payable   								                      1,362,200   	902,115
Accrued liabilities:
	Salaries and commissions 				                    		24,232 	  	77,762
	Other  									                                   88,626   	113,269
Deferred service revenue 				               	  	  	431,437   	454,511
	TOTAL CURRENT LIABILITIES   					              	2,770,011 	2,777,369

NOTES AND INSTALLMENT OBLIGATIONS PAYABLE 		 			   674,436 	  324,600

STOCKHOLDERS' EQUITY   	  				                  			973,792 	  892,615
						                                      				$4,418,239 $3,994,584

See notes to consolidated financial statements.


VICOM, INCORPORATED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 1997, 1996 and 1995
                                				 				1997       	1996       	 1995
REVENUES   	 					                	$6,639,026 	$5,514,532 	 $6,378,838
COSTS AND EXPENSES  	  				        	6,413,378  	6,547,193  	 6,265,114
OPERATING INCOME (LOSS) 					         225,648		(1,032,661)	    113,724
OTHER INCOME (EXPENSE), net  				   	(141,471)	  (108,130)	    374,686
INCOME (LOSS) BEFORE INCOME TAXES   			84,177 	(1,140,791)	    488,410
INCOME TAX PROVISION   	  				        	28,000 	  	-    	     	 352,000
NET INCOME (LOSS)  	 				            	$56,177 ($1,140,791)   	$136,410
NET INCOME (LOSS) PER COMMON
 SHARE - BASIC 			                       $.03 	    	($.55)	      	$.06
WEIGHTED AVERAGE SHARES OUTSTANDING 2,098,944 	 2,084,279 	  2,107,020

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1997, 1996 and 1995
								Retained
				 	  Common Stock *      	Earnings  		Treasury Stock
				     Shares   	Amount   	(Deficit) 	Shares  Amount   Total
BALANCE, DECEMBER 31, 1994  	2,143,531  	$1,297,631  	$625,565 	(3,000) ($2,500)$1,920,696
	Net income - 1995          -     	-       	136,410     	-       -        136,410
	Repurchased stock       (56,120)	(20,613)	  -       	-    	-    	 (20,613)
	Retired treasury stock	 (3,000)	 (2,500)	  -     	3,000    2,500 	  -

BALANCE, DECEMBER 31, 1995  	2,084,411   	1,274,518    	761,975     	-    	-    	 2,036,493
	Net loss - 1996 	-    	  	-     		(1,140,791)    	-    	-    	(1,140,791)
	Repurchased stock 	(3,175)		(3,776)	   	689     	-    	-    	    (3,087)

BALANCE, DECEMBER 31, 1996 	2,081,236   	1,270,742    	(378,127)    	-    	-    	   892,615
	Net income - 1997 	  -    	  	-    		56,177     	-    	-         56,177
	Issuance of stock 	25,000      	25,000 	   	-       	-    	-    	    25,000

BALANCE, DECEMBER 31, 1997  	$2,106,236  	$1,295,742 	($321,950)    	-   	-    	  $973,792

 *	Authorized 50,000,000 shares, no par value
See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1997, 1996 and 1995

                                					 		1997        	1996      	1995
OPERATING ACTIVITIES
Net income (loss)  	             				$56,177 	($1,140,791)	 $136,410
Adjustments to reconcile net income (loss)
to cash provided (used) by operating
activities:
Depreciation                   						251,725 	    174,772 	  115,802
Loss on investments 	                 	   -       	15,000 		      -
Deferred income taxes 					           28,000 	        	-   		348,000
Changes in operating assets and liabilities:
Accounts receivable 					           (408,101)	    (66,816)	 (176,617)
Inventories   				                		(147,948)	    364,853  	(110,871)
Other assets  				                 		(44,845)	    332,963 	 (219,088)
Accounts payable and accrued expenses381,912 	     41,463 		(263,486)
Deferred service revenue   			      	(23,074)	    197,308 	   78,602
Net cash provided (used)
  by operating activities  	  		     	93,846 	   	(81,248)	  (91,248)

INVESTING ACTIVITIES
Purchases of property and equipment  (75,706)	   (278,594)	 (177,018)
Proceeds from investments 				            -      	361,400 	  267,407
Collections on notes receivable    			41,704 		    45,963 		  60,267
Issuance of notes receivable  			   	(45,363)	         -   	(210,109)
Net cash provided (used) by
 investing activities   			         	(79,365)	    128,769 	  (59,453)

FINANCING ACTIVITIES
Checks issued in excess of deposits   	3,640 	    	89,633 	  	14,831
Net borrowings (payments) under
 credit agreements   				            	78,329 		    88,031 		(111,507)
Principal payments on
 installment obligations           	(121,450)	   (222,098)	 (395,999)
Proceeds from issuance of
 installment obligations            			   -        	   -    	602,564
Proceeds from issuance
(repurchase of) of common		       				25,000	     	(3,087)	 	(20,613)
Net cash provided (used) by
 financing activities 				          	(14,481)	    (47,521)	   89,276

DECREASE IN CASH   					                  -        	   -    	(61,425)

CASH
	Beginning of year 			  	                 -        	   -     	61,425
	End of year   	 			                	$    -        	$  -     	$   -

See notes to consolidated financial statements.


VICOM, INCORPORATED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company and Summary of Significant Accounting Policies -
The Company

Operations consist primarily of selling and servicing telecommunication equipment. Vicom, Incorporated is a full range provider of communications solutions that include business telephone systems, voice processing products, and other integration products and services, primarily to customers in Minnesota.

Principles of Consolidation

The consolidated financial statements include the accounts of Vicom, Incorporated and its wholly-owned subsidiary Vicom Midwest Telecommunication Systems, Inc. (collectively referred to as the "Company"). All significant intercompany accounts and transactions are eliminated.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant management estimates relate to the allowances for doubtful accounts, inventory obsolescence, doubtful utilization of prepaid advertising, and valuation of deferred income tax assets.

Inventories

Inventories, consisting principally of purchased telecommunication equipment and parts, are stated at the Lower of cost or market, with cost determined using an average cost method. Nonmonetary exchanges of inventory items with third parties are recorded at net book value of the items exchanged with no gains or losses recognized.

Property and Equipment

Equipment and leasehold improvements are stated at cost. Equipment is depreciated principally by the straight-line method over three to eight years, the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the life of the improvement or the term of the respective lease.

Revenue and Cost Recognition

Equipment maintenance contracts, sold as part of new equipment installation packages, are recognized as equipment sales. Revenue from equipment maintenance contracts sold separately is deferred and recognized on a straight-line basis over the term of each contract. The costs of service under the contracts are charged to expense as incurred.

For any significant long-term contracts, revenue is recognized under the percentage of completion method. The amount of revenue recognized is the portion that the cost expended to date bears to the anticipated final total contract cost, based on current estimates of cost to complete. Contract cost includes all labor and materials unique to or installed in the project, as well as subcontract costs. Revenue earned on contracts in progress in excess of billings is classified as inventories.

Warranty costs incurred on new equipment sales are substantially reimbursed by the equipment suppliers.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash, investments, and trade receivables. The Company restricts cash and investments to financial institutions with high credit standing. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's nationwide customer base.

Accounting for Stock-Based Compensation

The Company accounts for employee stock options under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and provides the pro forma disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting For Stock-Based
Compensation. Options and warrants to nonemployees are recorded as required by SFAS No. 123.

Net Income (Loss) Per Common Share

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 specifies the compilation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. The requirements of this statement are effective for interim and annual periods ending after December 15, 1997. All prior years were restated.

Net income (loss) per common share-basic is determined by dividing the net income (loss) by the weighted average number of shares of common stock outstanding. Options and warrants to purchase common stock were not included in the computation of per share amounts as the effect was antidilutive. Therefore, basic and diluted earnings per share are the same.

Advertising Expenses

The Company expenses advertising costs as incurred. Sales brochures and materials are recorded as prepaid expenses until they are consumed or determined as obsolete. Advertising expenses were approximately $22,000, $304,000, and $70,000 for 1997, 1996 and 1995, respectively.

Reclassifications

Certain reclassifications were made to the 1996 and 1995 financial statements to present them on a basis comparable with 1997. The reclassifications had no effect on previously reported net income (loss), shareholders' equity, or net cash flows.

Recent Accounting Pronouncement

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The requirements of this statement will be effective for both interim and annual periods beginning after December 15, 1997. Management does not believe the implementation of SFAS No. 130 will have a material effect on the financial statements

2.  Property and Equipment -
Property and equipment are as follows:

					 	                           	1997      	1996
Cost:
Leasehold improvements   	   			$69,829   	$62,829
Equipment - owned   			     		1,083,545 	1,049,022
Equipment under capital leases 	337,947 	  314,825
					                      	 	1,491,321 	1,426,676
Less accumulated depreciation and amortization:
Leasehold improvements 				     	24,252    		8,302
Equipment - owned 				         	570,735 	  435,662
Equipment under capital lease			157,903    	91,383
					                         		752,890   	535,347
					                        		$738,431 	 $891,329

Amortization expense on equipment under capital leases is included in depreciation expense.

 3.  Other Assets -

Other assets are as follows:			             	1997     	 1996
Current assets:
Notes receivable - current maturities   	 	$64,192 	 $64,210
Prepaid expenses and other 	             			84,101	  	55,337
					 	                                  	$148,293 	$119,547
Noncurrent assets:
Notes receivable, less current maturities	$216,515 	$212,838
Prepaid expenses and other, net
 of allowance of $292,000  	          	 	  	17,514 	  	1,433
					 	                                  	$234,029 	$214,271


4.  Notes and Installment Obligations Payable -
Notes and installment obligations payable are as follows:

			                                        				1997     	1996
Notes payable to banks, interest at 9.5%
 to prime (8.5% at December 31, 1997) 	  		$403,306 	 $514,734
 plus 3%, due April 1998, collateralized
 by substantially all Company assets, two
 stockholder/officer guarantees, and an
 agreement which requires the Company to
 meet certain financial covenants.

Capital lease obligations, monthly
installments including
interest at 4.8% to 27.2% through 2002.	  		307,867 	  406,196

Notes payable to related parties,
interest at 9% to 12%,
due through December 1999, unsecured.   		  378,000 	       -

Notes payable to related parties, interest
at 10% to 15%, due on demand, unsecured.  	 	62,400 	 	384,885

Notes payable to individuals, interest at
10% to 12%, due through December 1999,
unsecured.   					                         	253,274 	   33,900

Notes payable to individuals, interest at
10% to 12%, due on demand, unsecured. 	    		25,000 	 	110,133

Subtotal			                            			1,429,848 	1,449,848
Less current maturities 	  		              	755,412 	1,125,248
TOTAL	                              				 		$674,436  	$324,600

4.  Notes and Installment Obligations Payable - (continued)

Future maturities are as follows:
					Year	 	Amount
					1998	 	$755,412
					1999	 	578,821
					2000	  	51,056
					2001		  27,605
					2002	  	16,954
						  	$1,429,848

Interest expense for 1997, 1996, and 1995 was $189,869, $150,031, and
$164,966, respectively (approximately $38,000, $50,000, and $40,000 to related parties, respectively).

5.  Stockholders' Equity -
Stock Options

In 1997, the Company adopted the 1997 Stock Option Plan which permits the issuance of incentive stock options to key employees and agents. The Plan reserves 700,000 shares of common stock for issuance and provides that the term and vesting of each grant be determined by the Board of Directors. Under the Plan, the exercise price of the stock options may not be less than the fair market value of the stock on the grant date, and the options are exercisable for a period not to exceed ten years from grant date limits the annual aggregate fair market value of stock granted under the Plan to $600,000, plus unused carryovers.

A previous stock option plan was allowed to expire, and no options were granted or exercised under that plan after December 31, 1993.

1997 stock option activity was as follows:

						Weighted Average
				                                           				 Exercise 	Fair
				                               	 	     Options  Price   	 Value
OUTSTANDING, December 31, 1996 	          	-    	   $   -  	 	$  -
		Granted   			                            278,000    	.88    		.20
		Terminated                           	  		33,500 	  	.94 	   	.24
OUTSTANDING, December 31, 1997    	       	244,500    	.88    		.19


5.  Stockholders' Equity - (continued)
Stock Options (continued)
No options outstanding at December 31, 1997, were exercisable. The options have a weighted average contractual life of approximately 4.5 years.

If the Company recognized employee stock option compensation expense based on the grant date fair value consistent with the method prescribed by SFAS No. 123, net income for 1997 would be approximately $25,000 ($.01 per share) less than reported.

The fair value of stock options is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

			Risk-free interest rate   		6.08%
			Expected life   			5 years
			Expected volatility   			0%
			Expected dividend rate   		0%


Stock Warrants
Stock warrant activity was as follows:

							 Weighted Average
							                                      	Exercise  	Fair
					 	                             Warrants 	Price   	  Value
OUTSTANDING, December 31, 1995			    -    	 	 $ -   	   	$-
			Granted   	                     	99,999 		 2.00 		    0
OUTSTANDING, December 31, 1996   		 99,999 	 	2.00     		0
			Granted   	                    	135,000 	   .75 	    	.21
OUTSTANDING, December 31, 1997  	 	234,999 	  1.28     		.12

The warrants granted in 1996 were issued to an investment banker to assist the Company in promoting its business plans to the investment community and building stock value. The warrants granted in 1997 were issued in connection with a note payable.

All warrants outstanding at December 31, 1997 were exercisable and had a weighted average contractual life of approximately 3.5 years.

Because the warrants issued to nonemployees were nominal in amount, the effects were not recorded in the financial statements.

The fair value of stock warrants is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

					 	                       1997  		  1996
Risk free interest rate  		  	6.50%		  	6.50%
Expected life   				          5 years 		3 years
Expected volatility  			     	0%     			0%
Expected dividend rate   			  0% 	   		 0%


6.	Income Taxes -

The income tax provision is as follows:
			         1997    	1996 	 	1995
Current 	  $	-    	 $-   	 	$4,000
Deferred 	 	28,000   	-  	  	348,000
			        $28,000 	$-    		$352,000


Components of net deferred income tax assets are as follows:

                                   				 	1997       	 	1996
Deferred income tax assets:
Net operating loss carryforwards  	$2,966,000 	 	$3,167,000
Tax credits carryforwards           		226,000   	  	259,000
Nondeductible allowances 	           	233,000 	    	265,000
			                               		3,425,000   		3,691,000
Less valuation allowance 	         	3,072,800 	  	3,338,800
					                                 352,200     		352,200
Deferred income tax liabilities:
Equipment depreciation   	  	          53,000  	  		25,000
Net deferred income tax assets      	$299,200 		  $327,200

Income tax computed at the U.S. federal statutory rate reconciled to the effective tax rate is as follows:

                                 						1997   	 	1996   		1995
Statutory rate (benefit) 			          34.0% 		(34.0%)	  	34.0%
State income tax 			                    	-        		-     		.1
Change in valuation allowance  	     		(.7)		       -   		38.0
Net operating loss not recognized 		     -    		34.0	       	-
Effective rate  				                  33.3	% 	    - % 	  	72.1%

6.	Income Taxes - (continued)
Tax credits are accounted for on the flow-through method, which recognizes the benefit in the year of utilization. The Company has the following net operating loss and tax credit carryforwards at December 31, 1997, for federal income tax purposes:

Year of
Expiration	Net Operating Loss	Tax Credits
1998	               	$206,000 	 	$36,000
1999		                 48,000  			88,000
2000	                	871,000  		102,000
2001		                307,000       		-
2002	              	3,152,000       		-
2004		              1,050,000 	      	-
2005		                599,000 		      -
2007		                501,000 		      -
2008	  	               59,000    	  		-
2009		                 22,000      			-
2011		                595,000 		      -
2012	  	                5,000    	  		-
                 		$7,415,000  	$226,000


7.	Related Party Transactions -
The Company leases vans under operating leases from an entity owned by a relative of a stockholder/officer. During 1997, 1996, and 1995 the Company paid rent of approximately $14,000, $26,000, and $60,000, respectively, to this related entity. Rental commitments to this related entity were not significant at December 31, 1997.


8.	Life Insurance Proceeds -
In 1995, a Company Director died. The Company received $520,000 from the proceeds of a life insurance policy. The proceeds were classified as other income.

9. Employee Benefit Plan -
The Company has a 401(k) profit sharing plan covering employees over age 21 who work at least 1,000 hours in a year. Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code. Company contributions are discretionary. Company contributions were $ -0- , $2,669, and $2,146 in 1997, 1996, and 1995, respectively.

10.	Commitments -
Starting in September 1996, the Company leases facilities under a related party operting lease, expiring in 2006. In addition to basic monthly rent of the higher of $9,000 or 1.5% of revenues, the Company must pay building maintenance costs and real estate taxes. The Company also has the option to renew the lease for two additional five year periods. Total facilities rent expense for 1997, 1996, and 1995 was approximately $151,000, $206,000, and $144,000, respectively. Basic rent charged by the related party in 1997 and 1996 was $99,000 and $36,000, respectively.

Minimum rent commitments are as follows:
Year    	 Amount
1998	 	$108,000
1999		108,000
2000		108,000
2001		108,000
2002		108,000
Thereafter	396,000
		$936,000


11.	Supplementation Disclosures of Cash Flow Information -

		                  	1997     	1996   		1995
Cash paid for:
Interest   	 	   $194,262 	$145,638 	$176,681
Income taxes      		3,000 	  	5,516 	  	3,257
Capitalized lease
equipment purchase 23,121 		347,589   	68,757

12.	Significant Suppliers -
In 1997, 1996, and 1995, the Company purchased materials from three major suppliers as follows:

Supplier 		A  	 	 B 	 	  C
1997		    	42% 		 5% 	   	7%
1996		    	35		   16		   13
1995 			   48		   26		   18

13.	Financial Statement Adjustments -
The Company made net reductions (increases) to the allowances for doubtful accounts, inventory obsolescence and doubtful utilization of prepaid advertising as follows:

Reduction (Increase) to Allowances					   Doubtful
					                                     Utilization   Net Income (Loss)
		                 Doubtful 	Inventory    of Prepaid    Per Common Share
Year	             	Accounts 	Obsolescence Advertising   Before 	  After
1997	             	$75,000 	 $10,000 	    $ -    	      $ -  	 	  $.03
1996		             (75,000)	(176,000)	    (292,000)	    (.29)		   (.55)
1995	 	                530  		96,000       	-         	 	.02    	 	.06

The reductions (increases) to the inventory obsolescence allowance result from the highly technological nature of the Company's inventories. In 1996, the allowance was increased due to anticipated obsolescence of maintained inventories. In 1997 and 1995, the allowance was reduced due to disposals of previously determined obsolete inventories.

The Company has fully reserved prepaid advertising at a barter exchange company due to the questionable nature of any ultimate realization.

INDEPENDENT AUDITOR'S REPORT - SUPPLEMENTARY INFORMATION

Board of Directors and Stockholders
Vicom, Incorporated and Subsidiary
New Hope, Minnesota

Our report on our audits of the basic consolidated financial statements of VICOM, INCORPORATED
AND SUBSIDIARY for 1997, 1996, and 1995 appears on page 1.
Those audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on page 18 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fai

LURIE, BESIKOF, LAPIDUS & CO., LLP

March 24, 1998


VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 1997, 1996 and 1995


						Charged
				Balance at	(Credited) to			Balance
				Beginning 	Costs and  			at End
Description      	 	of Year  	Expenses   	Deductions 	of Year
ALLOWANCE DEDUCTED FROM
ASSET TO WHICH IT APPLIES

Allowance for doubtful accounts -
	accounts receivable:
	1997			$115,000 	$20,493 	$95,493(A)	$40,000
	1996  			40,000 		84,000 	 	9,000(A)	115,000
	1995 			40,530 		(530)		-    		40,000

Allowance for inventory obsolescence:
	1997			260,000		-    		10,000(B)	250,000
	1996 		 	84,000 		176,000 	-    		260,000
	1995 			180,000 	-    		96,000(B)	84,000

Allowance for doubtful utilization of
	prepaid advertising:
	1997			292,000 	-    		-    		292,000
	1996 		 	-    	 	292,000 	-    		292,000
	1995			-    		-    		-    		-

Allowance for doubtful accounts -
	contracts:
	1997			2,769 		-    		2,769(C)	-
	1996 		 	2,769 		-    	 	-    	 	2,769
	1995 			3,210 		(441)		-    		2,769

Allowance for maintenance:
	1997			-    		-    		-    		-
	1996  			-    		-    		-    		-
	1995 			5,734 		(5,734)		-    		-


(A)	Write-off uncollectible trade receivables
(B)	Write-off obsolete inventory
(C)	Reversal

See independent auditor's report - supplementary information and notes to consolidated financial statements.